UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 9)1

Barnes & Noble Education, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

06777U101

(CUSIP Number)

Outerbridge Capital Management, LLC

767 Third Avenue, 11th Floor

New York, New York 10017

(347) 493-0350

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

April 16, 2024

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☒.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 06777U101

1	NAME OF REPORTING PERSON

Outerbridge Capital Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF, WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		0
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		5,132,753
PERSON WITH	9	SOLE DISPOSITIVE POWER

0
	10	SHARED DISPOSITIVE POWER

5,132,753
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,132,753
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.7% (1)
14	TYPE OF REPORTING PERSON

OO, IA

(1) The aggregate percentage of Common Stock reported owned herein is based upon 53,156,369 shares of Common Stock outstanding, as of February 23, 2024, which is the total number of shares of Common Stock outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on March 12, 2024.

2

CUSIP No. 06777U101

1	NAME OF REPORTING PERSON

Outerbridge Special Opportunities Fund, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		0
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		5,132,753
PERSON WITH	9	SOLE DISPOSITIVE POWER

0
	10	SHARED DISPOSITIVE POWER

5,132,753
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,132,753
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.7% (1)
14	TYPE OF REPORTING PERSON

PN

(1) The aggregate percentage of Common Stock reported owned herein is based upon 53,156,369 shares of Common Stock outstanding, as of February 23, 2024, which is the total number of shares of Common Stock outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on March 12, 2024.

3

CUSIP No. 06777U101

1	NAME OF REPORTING PERSON

Outerbridge Special Opportunities GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF, WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		0
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		5,132,753
PERSON WITH	9	SOLE DISPOSITIVE POWER

0
	10	SHARED DISPOSITIVE POWER

5,132,753
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,132,753
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.7% (1)
14	TYPE OF REPORTING PERSON

OO, HC

(1) The aggregate percentage of Common Stock reported owned herein is based upon 53,156,369 shares of Common Stock outstanding, as of February 23, 2024, which is the total number of shares of Common Stock outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on March 12, 2024.

4

CUSIP No. 06777U101

1	NAME OF REPORTING PERSON

Rory Wallace
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF, WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		11,804 (1)
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		5,132,753
PERSON WITH	9	SOLE DISPOSITIVE POWER

11,804 (1)
	10	SHARED DISPOSITIVE POWER

5,132,753
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,144,557 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.7% (2)
14	TYPE OF REPORTING PERSON

IN, HC

(1) Includes 11,804 shares of Common Stock underlying certain restricted stock units that have vested, however, Mr. Wallace has elected to defer settlement and receipt of such shares until his separation from service from the Board.

(2) The aggregate percentage of Common Stock reported owned herein is based upon 53,156,369 shares of Common Stock outstanding, as of February 23, 2024, which is the total number of shares of Common Stock outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on March 12, 2024.

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CUSIP No. 06777U101

The following constitutes Amendment No. 9 to the Schedule 13D filed by the undersigned (“Amendment No. 9”). This Amendment No. 9 amends the Schedule 13D as specifically set forth herein.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read as follows:

The funds for the purchase of the Common Stock beneficially owned by Outerbridge Capital, Outerbridge Special Opportunities, Outerbridge Special GP and Mr. Wallace came from the working capital of Outerbridge Special Opportunities. No borrowed funds were used to purchase the Common Stock, other than any borrowed funds used for working capital purposes (including certain leverage arrangements) in the ordinary course of business. The aggregate purchase price of the 5,132,753 shares of Common Stock owned by Outerbridge Special Opportunities is approximately $11,805,332.

In addition, the 11,804 shares of Common Stock beneficially owned directly by Mr. Wallace were awarded to him in his capacity as a director of the Issuer.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended to add the following:

On April 16, 2024, Outerbridge Capital entered into a standby, securities purchase and debt conversion agreement (the “Purchase Agreement”) with the Issuer, Toro 18 Holdings LLC (“Immersion”), Selz Family 2011 Trust (“Selz”, and together with Outerbridge Capital and Immersion, the “Standby Purchasers”), Vital Fundco, LLC (“Vital”) and TopLids LendCo, LLC (“TopLids”, and together with the Standby Purchasers and Vital, the “Purchasers”).

Pursuant to the terms and conditions of the Purchase Agreement, (i) the Issuer will distribute to holders of its Common Stock non-transferable subscription rights to purchase up to an aggregate of 900,000,000 shares of Common Stock at a subscription price of $0.05 per share of Common Stock (the “Subscription Price”) that, if exercised in full, will provide gross proceeds to the Issuer of $45 million (the “Rights Offering”); and (ii) the Standby Purchasers will collectively purchase, at the Subscription Price, in a private placement exempt from the registration requirements under the Securities Act of 1933, as amended (the “Securities Act”), and separate from the Rights Offering, up to $45 million in shares of Common Stock not subscribed for by the Issuer’s stockholders at the expiration of the Rights Offering. The Purchase Agreement also provides that, concurrently with the consummation of the Rights Offering, (i) Immersion and Vital will collectively purchase, at the Subscription Price, in a private placement exempt from the registration requirements under the Securities Act and separate from the Rights Offering, an additional $50 million in shares of Common Stock, and (ii) Vital and TopLids will collectively convert all outstanding principal and interest amounts owed to them under the Issuer’s term credit agreement into shares of Common Stock at the Subscription Price, resulting in the satisfaction of all amounts owed by the Issuer thereunder. The closing of the transactions contemplated by the Purchase Agreement (the “Transactions”) is subject to the satisfaction or waiver of customary closing conditions, including, among other things, (i) the accuracy of representations and warranties set forth in the Purchase Agreement; (ii) compliance with covenants; (iii) the effectiveness of the Registration Statement (as defined in the Purchase Agreement) on Form S-1 related to the Rights Offering; and (iv) consummation of the Rights Offering.

The closing of the Transactions contemplated by the Purchase Agreement is also subject to the approval of the Issuer’s stockholders at a special meeting to be held by the Issuer. If the issuance and sale of the Common Stock pursuant to the Rights Offering and the Transactions are not approved at the special meeting, then the Rights Offering will be cancelled.

6

CUSIP No. 06777U101

Under the Purchase Agreement, notwithstanding anything to the contrary in the Purchase Agreement, Outerbridge Capital and its Representatives (as defined in the Purchase Agreement) shall be permitted prior to 5:00 p.m. (Eastern Time) on May 3, 2024 to enter into any agreement, discussion or negotiation with, or provide information to, or solicit, encourage, facilitate or induce any inquires or proposals from, any other person with respect to, and related only to an Alternative Transaction (as defined in the Purchase Agreement), and participate in any such Alternative Transaction, provided that (i) any such actions taken by Outerbridge Capital or its representatives shall not be deemed a violation of Section 8(e) of the Purchase Agreement by the Issuer or its Representatives, and (ii) unless the Purchase Agreement is terminated by the Issuer under Section 12(a) to enter into a Superior Transaction (as defined in the Purchase Agreement), Outerbridge Capital (A) shall cause its shares of Common Stock beneficially owned by it and its controlled affiliates, if any, to continue to be held at least until and through the record date of the Special Meeting (as defined in the Purchase Agreement) and to be voted in favor of the Transaction Proposals (as defined in the Purchase Agreement) pursuant to the terms of the Purchase Agreement at the Special Meeting, and (B) shall not make any public announcement with respect to the Transactions contemplated by the Purchase Agreement that discourages stockholders to approve the Transaction Proposals or with respect to any Alternative Transaction.

The foregoing description of the Purchase Agreement is qualified in its entirety by reference to the full text of the Purchase Agreement, which is attached as Exhibit 99.1 hereto and is incorporated herein by reference.

Item 5.	Interest in Securities of the Issuer.

Items 5(a) – (c) are hereby amended and restated to read as follows:

The aggregate percentage of shares of Common Stock reported owned by each person named herein is based upon 53,156,369 shares of Common Stock outstanding, as of February 23, 2024, which is the total number of shares of Common Stock outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on March 12, 2024.

A.	Outerbridge Capital
(a)	As the investment manager to Outerbridge Special Opportunities, Outerbridge Capital may be deemed the beneficial owner of the 5,132,753 shares owned by Outerbridge Special Opportunities.

Percentage: Approximately 9.7%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 5,132,753
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 5,132,753

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CUSIP No. 06777U101

(c)	Other than as set forth in Item 4 above, Outerbridge Capital has not entered into any transactions in the securities of the Issuer during the past sixty days.
B.	Outerbridge Special Opportunities
(a)	As of the close of business on the date hereof, Outerbridge Special Opportunities beneficially owned 5,132,753 shares.

Percentage: Approximately 9.7%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 5,132,753
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 5,132,753

(c)	Outerbridge Special Opportunities has not entered into any transactions in the securities of the Issuer during the past sixty days.
C.	Outerbridge Special GP
(a)	As the general partner of Outerbridge Special Opportunities, Outerbridge Special GP may be deemed the beneficial owner of the 5,132,753 shares owned by Outerbridge Special Opportunities.

Percentage: Approximately 9.7%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 5,132,753
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 5,132,753

(c)	Outerbridge Special GP has not entered into any transactions in the securities of the Issuer during the past sixty days.
D.	Rory Wallace
(a)	As of the close of business on the date hereof, Mr. Wallace beneficially owned directly 11,804 shares of Common Stock. As the managing member of each of Outerbridge Capital and Outerbridge Special GP, Mr. Wallace may be deemed the beneficial owner of the 5,132,753 shares owned by Outerbridge Special Opportunities.

Percentage: Approximately 9.7%

(b)	1. Sole power to vote or direct vote: 11,804
2. Shared power to vote or direct vote: 5,132,753
3. Sole power to dispose or direct the disposition: 11,804
4. Shared power to dispose or direct the disposition: 5,132,753

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CUSIP No. 06777U101

(c)	Mr. Wallace has not entered into any transactions in the securities of the Issuer during the past sixty days.

The filing of this Schedule 13D shall not be deemed an admission that the Reporting Persons are, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, the beneficial owners of any securities of the Issuer that he or it does not directly own. Each of the Reporting Persons specifically disclaims beneficial ownership of the securities reported herein that he or it does not directly own.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to securities of the Issuer.

Item 6 is hereby amended to add the following:

On April 16, 2024, Outerbridge Capital, the Issuer, Immersion, Selz, Vital, and TopLids entered into the Purchase Agreement as defined and described in Item 4 above and attached as Exhibit 99.1 hereto.

On September 23, 2022, Mr. Wallace was granted 11,804 restricted stock units in his capacity as a director of the Issuer. The restricted stock units vested on September 23, 2023, however, Mr. Wallace has elected to defer settlement and receipt of such shares until his separation from service from the Board.

Item 7.	Material to be Filed as Exhibits.

Item 7 is hereby amended to add the following exhibit:

99.1	Standby, Securities Purchase and Debt Conversion Agreement by and among Barnes & Noble Education, Inc., Toro 18 Holdings LLC, Outerbridge Capital Management, LLC, Selz Family 2011 Trust, Vital Fundco, LLC, and TopLids LendCo, LLC, dated April 16, 2024 (incorporated by reference to Exhibit 10.1 of the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on April 16, 2024).

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CUSIP No. 06777U101

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 23, 2024

OUTERBRIDGE CAPITAL MANAGEMENT, LLC

By:	/s/ Rory Wallace
	Name:	Rory Wallace
	Title:	Managing Member

OUTERBRIDGE SPECIAL OPPORTUNITIES FUND, LP

By:	Outerbridge Special Opportunities GP, LLC, its general partner

By:	/s/ Rory Wallace
	Name:	Rory Wallace
	Title:	Managing Member

OUTERBRIDGE SPECIAL OPPORTUNITIES GP, LLC

By:	/s/ Rory Wallace
	Name:	Rory Wallace
	Title:	Managing Member

/s/ Rory Wallace
RORY WALLACE

10